[Letterhead of Crowell & Moring LLP]

Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

September 26, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 001-32283

Dear Mr. Kronforst:

Set forth below are responses to the comments which were provided by the Commission’s Staff to QuadraMed Corporation (“QuadraMed” or the “Company”) by your letter dated August 31, 2007 (the “Comment Letter”), regarding the above-referenced filing (the “Form 10-K”) and other filings discussed therein.

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, please find enclosed with this letter the statement of the Company requested by the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data: Consolidated Statements of Operations, page F-3

Comment 1. We note that bundled term license arrangements that include maintenance and are recognized ratably are included in the license line item on your Statement of Operations. Further, we note that revenue for arrangements that are accounted for using contract accounting is allocated to license, installation, hardware, and services revenue based on the estimated fair value of each element using the residual method. Please explain to us how your presentation complies with Rule 5-03(b)(1) of Regulation S-X.

The Company respectfully submits that the classification and presentation of the revenue line items in its consolidated statement of operations complies with Rule 5-03(b)(1) of Regulation S-X. The revenue amounts on the Company’s consolidated statement of operations are net of discounts, returns and allowances and excise taxes. Further, the Company notes that it does not have material income from rentals or related parties as discussed in Rule 5-03(b)(1).

The Company has classified the entire arrangement as license fees because the fee paid is a license fee to use the software for the entire term, and maintenance is not priced separately. In bundled term license arrangements, maintenance services for the entire license term are included in the license fee and there is no renewal rate because the term license rights are coterminous with the maintenance service period. In addition, the bundled elements of license and maintenance are negotiated together and the contracts do not provide details to separate the maintenance services from term licenses. Moreover, the Company has not established vendor specific objective evidence (“VSOE”) of fair value of maintenance revenue bundled with the term license fees.

The Company also believes that it is appropriate to separate the license revenue and the services revenue in a contract accounting arrangement for income statement classification purposes, provided that such amounts can be reliably measured. The Company allocates revenues from these arrangements as license, installation, hardware, and services revenue based upon the estimated fair value of each element which is reasonably represented by contract values, and revenues are reflected in respective revenue categories in the Company’s consolidated statement of operations. The contract values are consistent with VSOE of fair value of services. In situations where the Company has a fair value of the services revenue but not the license revenue, the fair value of the services revenue is separated and the residual portion of the total fee is allocated to the license revenue for the classification purposes. Software Revenue Recognition: An Analysis of SOP 97-2 and Related Guidance published by KPMG states in paragraph 8.035:

[A] vendor is permitted (but not required) to separate the license revenue and the services revenue for income statement classification purposes in a contract accounting arrangement, provided such amounts can be reliably measured. VSOE of fair values is the best measure of fair value for purposes of separately displaying the license revenue and the services revenue. However, if the vendor has VSOE of fair values of the services revenue but not the license revenue, it would be acceptable to separate the license revenue from the services revenue for income statement classification purposes by classifying the VSOE of fair value of the service revenue as service revenue and the residual portion of the total fee as license revenue. Even though the arrangement is accounted for using contract accounting, it is, nonetheless, a software arrangement. As such, we do not believe that other approaches to separating the license revenue from the services revenue (e.g., using the amounts stated in the contract) would be appropriate.

The Company respectfully submits that its accounting treatment and presentation are consistent with generally accepted industry practice and are useful to the readers of the Company’s consolidated statement of operations as the classification of revenue is aligned with the management’s discussion and analysis of financial condition and results of operations.

Note 3. Summary of Significant Accounting Policies: Revenue recognition, page F-8

Comment 2. You disclose on page 38 that you recognize revenue for your Health Information management Suite, Patient Access, and government solutions products upon the completion of the contract. Please explain to us why you use the completed-contract method for these contracts rather than the percentage-of-completion method that you use for most of your other contracts. As part of your response, please tell us how your revenue recognition policy addresses the use of the completed-contract method.

Paragraph 21 of Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, states that there are two generally accepted methods in accounting for contracts: the percentage-of-completion method and the completed-contract method. It further states that the determination of which of the two methods is preferable should be based on a careful evaluation of circumstances. According to Paragraphs 31 and 32 of SOP 81-1, (i) the completed-contract method may be used in circumstances in which the Company’s financial position and results of operations would not vary materially from those resulting from the Company’s use of the percentage-of-completion method and (ii) the completed-contract method is preferable in circumstances in which reasonably dependable estimates have not been produced because of the short-term nature of the contract.

In accordance with the foregoing, the Company uses the completed-contract method of revenue recognition rather than the percentage-of-completion method for the above-referenced contracts because of the short-term nature of the implementation services (less than 3-9 months, typically) and because it has determined that it is not cost effective to estimate and track progress of these contracts over a short period. Further, the Company notes that its financial position and results of operations would not vary materially from those resulting from the use of the percentage-of-completion method.

The Company hereby confirms that it will modify its disclosures in its future filings to detail the circumstances for its use of the completed-contract method.

Comment 3. We note references throughout your Form 10-K to revenue that is recognized on a cash basis. Please explain to us the circumstances in which you recognize revenue on a cash basis and refer to the authoritative guidance that supports your accounting.

Paragraph 8 of SOP 97-2, Software Revenue Recognition, requires that revenues generally are realized or realizable and earned when all of the four following criteria are met: a) persuasive evidence of an arrangement exists; b) delivery has occurred or services have been rendered; c) the seller’s price to the buyer is fixed or determinable; and d) collectibility is probable. The Company generally considers the credit risk of each customer with whom it enters a contractual arrangement.

The Company typically defers revenue and recognizes revenue on a cash basis for renewals of term license and support if the Company’s initial assessment is modified by facts and circumstances and collection is no longer deemed probable. Revenue may also be deferred and recognized on a cash basis if there is a contractual dispute and payments are delayed. Revenue is recognized when the collection becomes reasonably assured and/or the contract disputes are resolved.

The Company hereby confirms that it will modify its disclosures in its future filings to detail the circumstances for its use of the cash basis revenue recognition method.

Note 12. Staff Accounting Bulletin No. 108, page F-26

Comment 4. Provide us with your comprehensive SAB 99 analysis using the “roll-over” method. Explain how you determined the uncorrected errors were quantitatively and qualitatively immaterial.

The Company performed a comprehensive analysis pursuant to SAB 99, Materiality, using the “roll-over” method in connection with its assessment of materiality, for each of the items presented in Note 12 with respect to its implementation of SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

The Company considered both the quantitative and qualitative impact of the individual items on each of the periods of origin, as presented in Exhibit A to this letter. Using the roll-over method in accordance with SAB 99, the Company concluded that the identified errors in each of the respective historical periods were not material to the consolidated financial statements, and, accordingly, no adjustments to the periods of origin were made.

The analysis in Exhibit A compares each of the identified misstatements with the most relevant reported GAAP financial statement metrics. These metrics are those which management believes are the most relevant to the reader of the Company’s financial statements in assessing the impact that the misstatements would have had on the respective periods of origin.

The Company deemed the uncorrected misstatements identified in Exhibit A to be immaterial to the reader of the financial statements both on a quantitative and qualitative basis, individually and in the aggregate. While the Understated deferred revenue vs. Net loss to common shareholders for 2005 (which had a corresponding overstated revenue impact) appeared to possibly be material if considered on a quantitative basis alone, the Company concluded that the inclusion of the item would not be meaningful overall when considering the qualitative considerations explained below.

Using the guidance provided in SAB 99, the Company’s qualitative analysis of each of the misstatements took into consideration primarily the following factors in determining the materiality of the misstatements from a qualitative perspective:

•	the impact of the misstatements in each of the respective years would not reverse the reported Net Loss into a Net Income position or have any material impact on earnings per share;

•	the impact of the misstatements in each of the respective years would not affect the Company’s compliance with loan covenants, other contractual or regulatory requirements;

•	the impact of the misstatements in each of the respective years would not have had a material impact on the stock trading patterns of the Company;

•	the impact of the misstatements did not affect management’s compensation with regard to the respective years; and

•	a reasonable person would not have considered the impact of the misstatements important with regard to analysis of the consolidated financial statements taken as a whole.

As a result of the above analysis, in each case including that of Understated deferred revenue vs. Net loss to common shareholders for 2005, the Company deemed the uncorrected misstatements to be immaterial to the reader of the financial statements from a qualitative perspective, individually and in the aggregate, and in accordance with SAB 99 and the roll-over method, no adjustments were made.

The Company contemporaneously reviewed its SAB 108 analysis and conclusions with its Audit Committee. Further, the Company has concluded that none of the noted, uncorrected misstatements was intentional.

Item 9A. Disclosure Controls and Procedures

Comment 5. Notwithstanding your evaluation of the effectiveness of your internal controls over financial reporting, please confirm that you also performed an evaluation of your disclosure controls and procedure and confirm that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Confirm you will modify your disclosure in future filings.

The Company hereby confirms that it performed an evaluation of its disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and that as of December 31, 2006, such disclosure controls and procedures were effective.

The Company also confirms that it will modify its disclosure in Item 9A in its future annual reports to reflect the Staff’s comment.

Management’s Annual Report on Internal Control Over Financial Reporting, page 52

Comment 6. Please tell us how you considered SEC Release 33-8760 which requires disclosure in the annual report that the report does not include an auditor attestation report and that the company’s registered public accounting firm has not attested to management’s report on the company’s internal control over financial reporting.

As noted, the Company omitted the disclosure discussed in SEC Release 33-8760 to the effect that the Company's Annual Report did not include an auditor attestation report and that the Company's registered public accounting firm had not attested to management's report on the Company's internal control over financial reporting. In doing so, the Company relied on the introductory note to Item 308T of Regulation S-K, as included in SEC Release 33-8760, that such section applies "only with respect to an annual report filed by the registrant for a fiscal year ending on or after December 15, 2007 but before December 15, 2008.”

The Company, however, further notes that the Report of Independent Registered Public Accounting Firm at page F-2 in its Form 10-K indicated:

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The Company hereby confirms that it will consider SEC Release 33-8760 and Item 308T of Regulation S-K in the preparation of its future periodic reports.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations: Revenue, page 22

Comment 7. Your disclosures indicate that installation revenue related to your Health Information Management Suite ("HIM") is recognized ratably for term HIM licenses and at completion of the contract for perpetual HIM licenses. Please clarify for us the distinctions between the perpetual and term license arrangements which resulted in the differing accounting treatments. As part of your response, refer to the authoritative accounting guidance you relied upon when determining your accounting.

The Company’s HIM contracts, whether they are perpetual or term licenses, are recognized under SOP 97-2. Paragraph 57 of SOP 97-2 states that if a multiple-element software arrangement includes explicit or implicit rights to Postcontract Customer Support (“PCS”), the total fees from the arrangement should be allocated among the elements based on VSOE of fair value. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when PCS is sold separately.

For perpetual HIM licenses, where the software, installation and customer support services are sold in a multi-element arrangement, revenue on software and installation are deferred until the customer support services represent the only undelivered element, which is typically when the implementation is complete and the software is live. At that time, the amount of revenues allocable to the software and services, calculated as the total fair value less the fair value of the customer support services, is recognized on a completed-contract basis using the residual method under SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The Company has established VSOE of fair value for its customer support services for perpetual licenses through subsequent support renewals, and the customer support services revenue is recognized ratably over the support service period.

According to Paragraph 12 of SOP 97-2, if sufficient VSOE does not exist for the allocation of revenue to the various elements and the only undelivered element is PCS, the entire arrangement fee should be recognized ratably. For term HIM licenses, the customer support service is embedded in the term license and is bundled together with the term license fees. Even though the installation service may have been delivered and completed, VSOE of fair value of the undelivered elements, which include term licenses and embedded support bundled together, has not been established. Thus, revenue on software and installation is recognized ratably over the term license period.

The Company hereby confirms that it will modify its disclosures in its future filings to indicate that installation revenue related to the Company’s perpetual HIM licenses are recognized at the completion of the installations.

Form 8-K filed August 10, 2007

Comment 8. We note that you disclose EBITDA and pro forma net income (loss). Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not provided substantive disclosure which explains why you believe that presentation of the non-GAAP measures is useful to investors. Also, because EBITDA excludes items which are recurring in nature, please tell us how you considered the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

The Company inadvertently omitted language in its Form 8-K which would provide an explanation as to why the Company believes the presentation of the non-GAAP financial measures would be useful to investors.

In accordance with the guidelines of Question 8 of the Frequently Asked Questions related to Item 10 of Regulation S-K, in all future presentations of this nature, the Company will fully describe, on the face of the statement or exhibit presenting the non-GAAP financial measures, the nature of the items, and the respective reconciliations, and the reasons for management’s presentation of this non-GAAP financial information and measurements.

The Company’s decisions to disclose EBITDA and other non-GAAP measurements, and the reconciliations of those items to the most directly comparable GAAP financial measure with equal or greater prominence as the non-GAAP financial measures, had been made in direct response to questions from its investors and other interested parties. Although the Company has frequently discussed these items when they occur, both in its filings as well in investment community conference calls that are open to the public at large, many inquiries were still made as to the nature of these items, and the impact of removing these items from the GAAP financial results. As a result, the Company decided to provide these reconciliations, so that the requesting investors would not have to perform the arithmetic themselves and so that all interested parties would benefit from the disclosure and reconciliation, through a straightforward and unambiguous presentation. The Company believes that the presentation of EBITDA and the other non-GAAP financial measures is useful because it allows its investor community to evaluate its performance for different periods on a more comparable basis by excluding items that do not relate to the ongoing operation of its core business. The items presented in the non-GAAP reconciliations in the referenced Form 8-K represent specific events as follows:

•	the initiation of the Company’s 2007 merger and acquisition activities during the three-month period ended June 30, 2007;

•	costs associated with restructuring and downsizing of the Company’s employee base during the three-month periods ended June 30, 2006 and March 31, 2006;

•	costs associated with the settlement of a long standing and fully disclosed litigation proceeding during the three-month periods ended June 30, 2006 and March 31, 2006; and

•	changes within the Company’s Executive Management team during the three-month period ended June 30, 2007.

The Company believes that all of these items are of the nature contemplated by the guidance of Question 8 of the Frequently Asked Questions related to Item 10 of Regulation S-K.

Comment 9. We note that you refer to your non-GAAP measures as "pro forma net income (loss)." The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

The Company concurs with the Comment and will discontinue the usage of the terminology “pro forma” in any future presentation of this nature, and will instead consistently use the terminology “non-GAAP” in accordance with the guidance provided under Regulation G and Item 10 of Regulation S-X. Further, the Company respectfully notes that it has titled its presentation, which is the subject of this Comment, as “Reconciliation of EBITDA and Non-GAAP Measurements”.

*    *    *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

Enclosures

cc:	Keith B. Hagen, Chief Executive Officer, QuadraMed Corporation
Mark Shannon, SEC
Chris Davis, SEC

[QuadraMed Corporation Letterhead]

STATEMENT OF QUADRAMED CORPORATION

QuadraMed Corporation (the “Company”) hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2006, filed the Commission on March 16, 2007 (File No. 001-32283; the “Filing”), and in all other periodic reports under the Securities Exchange Act filed with the Commission.

•

The Staff’s comments in the Comment Letter or any changes to the Company’s previous disclosure in its filings with the Commission in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 26, 2007	QuadraMed Corporation

/s/ David L. Piazza

	By:	David L. Piazza
	Title:	Chief Financial Officer

EXHIBIT A (RELATED TO COMMENT 4)

SAB 99 Quantitative Analysis of Uncorrected Misstatements

	For the period ended December 31,
	2005	2004	2003	2002
Uncorrected Misstatements
Revenue understated	$(135)	$(448)	$(448)	$—
Royalties expense understated	$271	$621	$479	$—
Income tax expense understated	$—	$270	$252	$252
Benefit expense overstated	$—	$(513)	$—	$—
Deferred revenue understated	$642	$333	$339	—

	$778	$263	$622	$252

GAAP Financial Statement Metrics
Total revenue	$122,313	$124,804	$115,955	$97,103
Total cost of services	$45,644	$50,429	$44,932	$43,549
Total operating expenses	$78,050	$90,553	$83,921	$71,763
Net loss attributable to common shareholders	$(9,276)	$(44,294)	$(23,943)	$(14,362)

Understated Revenue Quantitative Analysis
Understated revenue vs Total revenue	0.11%	0.36%	0.39%	N/A
Understated revenue vs Net loss to common shareholders	1.46%	1.01%	1.87%	N/A

Understated Royalties Expense Quantitative Analysis
Understated royalties expense vs Total cost of revenue	0.59%	1.23%	1.07%	N/A
Understated royalties expense vs Net loss to common shareholders	2.92%	1.40%	2.00%	N/A

Overstated Benefit Expense Quantitative Analysis
Overstated benefit expense vs Total cost of revenue	N/A	-1.02%	N/A	N/A
Overstated benefit expense vs Total operating expenses	N/A	-0.57%	N/A	N/A
Overstated benefit expense vs Net loss to common shareholders	N/A	1.16%	N/A	N/A

Understated Income Tax Expense Quantitative Analysis
Understated income tax expense vs Net loss to common shareholders	N/A	-0.61%	-1.05%	-1.75%

Understated Deferred Revenue Quantitative Analysis
Understated deferred revenue vs Total revenue	0.52%	0.27%	0.29%	N/A
Understated deferred revenue vs Net loss to common shareholders	-6.92%	-0.75%	-1.42%	N/A